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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                          Covista Communications, Inc.
                                (Name of Issuer)

                           Common Stock par value $.05
                         (Title of Class of Securities)

                                   223574 10 4
                                 (CUSIP Number)

Carrie Bonnick - 735 Broad Street - Suite 1108 -  Chattanooga, TN  37402
                                 (423) 266-3544
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 November 6, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

CUSIP No. 223574 10 4

_______________________________________________________________________________

                                     Page 1



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1.   Names of Reporting Persons/I.R.S. Identification Nos. of
above persons

W. Thorpe McKenzie   ###-##-####
_________________________________________________________________

2.   Check the Appropriate Box if a Member of a Group

(a)X
(b)
_________________________________________________________________

3.   SEC Use Only

_________________________________________________________________

4.   Source of Funds (See Instructions)
     BK / PF
_________________________________________________________________

5.   Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

6.   Citizenship or Place of Organization  United States
_________________________________________________________________

Number of       7.    Sole Voting Power    1,875,040
Shares          ------------------------------------------------
Beneficially    8.    Shared Voting Power 0
Owned by        ------------------------------------------------
Each            9.    Sole Dispositive Power 1,875,040
Reporting       ------------------------------------------------
Person         10.   Shared Dispositive Power     No
With
_________________________________________________________________

Item No. 11 is amended as follows:

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,875,040
_________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

_________________________________________________________________

13.  Percent of Class Represented by Amount in Row (11)
     10.54%
_________________________________________________________________

14.  Type of Reporting Person (See Instructions)
     IN
_________________________________________________________________



Item 1. Security and Issuer.

    This statement relates to the common stock, par value $.05 per share (the "Common Stock") of Covista Communications, Inc. (the "Company"), a New Jersey corporation with its principal executive offices at 721 Broad Street, 2nd Floor, Chattanooga, TN 37402.
The company's business phone is (423) 648-9700.

                                     Page 2



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Item 2. Identity and Background.

    The person filing this statement is W. Thorpe McKenzie.
Mr. McKenzie's address is 735 Broad Street, Suite 1108, Chattanooga, TN 37402. During the last five (5) years, Mr. McKenzie has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law. Mr. McKenzie is a U.S. citizen.


Item 3. Source and Amount of Funds or Other Consideration.


Item 4. Purpose of Transaction.

    Mr. McKenzie has acquired the Common Stock for investment puposes.


Item 5. Interest in Securities of the Issuer.

(a) Mr. McKenzie owns, beneficially, 1,875,040 of Common Stock. The number of shares beneficially owned by Mr. McKenzie constitutes 10.54% of the Common Stock outstanding as of November 6, 2003.

(b) Mr. McKenzie has the sole power to vote or direct the voting of and dispose or direct the disposition of the 1,875,040 shares of Common Stock held directly by Mr. McKenzie.

(c) None.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to the securities of the issuer.


Item 7. Material to be filed as Exhibits.

There are no materials to be filed as exhibits to the Schedule 13D.


                           Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 13, 2003
-----------------
Date


/s/ W. Thorpe McKenzie
------------------------------
W. Thorpe McKenzie


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